UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. )*
ON24, Inc.
(Name of Issuer)

Common Shares, $0.0001 par value per share
(Title of Class of Securities)

68339B104
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 68339B104

1	NAME OF REPORTING PERSON Lynrock Lake LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,577,167
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,577,167
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,577,167
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% (1)
12	TYPE OF REPORTING PERSON PN, IA

(1) Based on 47,567,984 Common Shares of Absolute Software Corporation (the "Issuer") outstanding as of November 4, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 12, 2021.

1	NAME OF REPORTING PERSON Lynrock Lake Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,577,167
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,577,167
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,577,167
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% (1)
12	TYPE OF REPORTING PERSON OO, HC

(1) Based on 47,567,984 Common Shares of the Issuer outstanding as of November 4, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No.: 68339B104

1	NAME OF REPORTING PERSON Cynthia Paul
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,577,167
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,577,167
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,577,167
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6% (1)
12	TYPE OF REPORTING PERSON IN, HC

(1) Based on 47,567,984 Common Shares of the Issuer outstanding as of November 4, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2021.

CUSIP No.: 68339B104

ITEM 1(a).	NAME OF ISSUER:

ON24, Inc. (the "Issuer")

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

50 Beale Street, 8th Floor San Francisco, CA 94105

ITEM 2(a).	NAME OF PERSON FILING:

Lynrock Lake LP Lynrock Lake Partners LLC Cynthia Paul

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
2 International Drive, Suite 130 Rye Brook, NY 10573

ITEM 2(c).	CITIZENSHIP:

Lynrock Lake LP – Delaware Lynrock Lake Partners LLC – Delaware Cynthia Paul – United States

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Shares, $0.0001 par value per share ("Common Shares")

ITEM 2(e).	CUSIP NUMBER:

68339B104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K).

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned as of December 31, 2021:
Lynrock Lake LP – 4,577,167 Lynrock Lake Partners LLC – 4,577,167 Cynthia Paul – 4,577,167

	(b)	Percent of class as of December 31, 2021:
Lynrock Lake LP – 9.6% Lynrock Lake Partners LLC – 9.6% Cynthia Paul – 9.6%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Lynrock Lake LP – 4,577,167 Lynrock Lake Partners LLC – 4,577,167 Cynthia Paul – 4,577,167

(ii) Shared power to vote or to direct the vote:
Lynrock Lake LP – 0 Lynrock Lake Partners LLC – 0 Cynthia Paul – 0

(iii) Sole power to dispose or to direct the disposition of:
Lynrock Lake LP – 4,577,167 Lynrock Lake Partners LLC – 4,577,167 Cynthia Paul – 4,577,167

(iv) Shared power to dispose or to direct the disposition of:
Lynrock Lake LP – 0 Lynrock Lake Partners LLC – 0 Cynthia Paul – 0
As of December 31, 2021, Lynrock Lake Master Fund LP ("Lynrock Lake Master") directly held 4,577,167 Common Shares.  Lynrock Lake LP (the "Investment Manager") is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Lake Master.  Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

As disclosed in Item 4 of this Schedule 13G, Lynrock Lake Master directly holds 4,577,167 Common Shares. Certain feeder funds that invest in Lynrock Lake Master may have the right to receive dividends from, and proceeds from, the sale of Common Shares directly held by Lynrock Lake Master.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2022

LYNROCK LAKE LP By: Lynrock Lake Partners LLC, its general partner

By:	/s/ Cynthia Paul
Name:	Cynthia Paul
Title:	Sole Member

LYNROCK LAKE PARTNERS LLC

By:	/s/ Cynthia Paul
Name:	Cynthia Paul
Title:	Sole Member

/s/ Cynthia Paul
CYNTHIA PAUL

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, dated February 14, 2022 (including amendments thereto) with respect to the Common Stock, $0.0001 par value per share, of ON24, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the other.

LYNROCK LAKE LP By: Lynrock Lake Partners LLC, its general partner

By:	/s/ Cynthia Paul
Name:	Cynthia Paul
Title:	Sole Member

LYNROCK LAKE PARTNERS LLC

By:	/s/ Cynthia Paul
Name:	Cynthia Paul
Title:	Sole Member

/s/ Cynthia Paul
CYNTHIA PAUL